UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
February 28, 2006
OFFSHORE SYSTEMS INTERNATIONAL LTD.
(Translation of registrant’s name into English)
107-930 West 1st Street.
North Vancouver, BC V7P 3N4, Canada
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑

FORM 51-102F4
BUSINESS ACQUISITION REPORT
Item 1 Identity of Company
1.1  Name and Address of Company
Offshore Systems International Ltd.
Suite 107 – 930 West 1st Street
North Vancouver, British Columbia
Canada, V79 3N4
Offshore Systems International Ltd. is referred to in this Report as “we” or “OSI”.
1.2  Executive Officer
        The following executive officer of OSI is knowledgeable about the CHI acquisition and this Report:
John Sentjens
Vice-President Finance and Corporate Secretary
Phone: (604) 986-4440
Fax: (604) 987-2555
Item 2 Details of Acquisition
2.1  Nature of Business Acquired
        On December 14, 2005, we completed the acquisition of U.S.-based CHI Systems Inc. (“CHI”). CHI was founded in 1985 and was privately owned. CHI is a research, development, and engineering company with approximately 70 employees, supplying advanced technology and services that improve the work performance, mission success, and cost effectiveness of its clients. Key customers of CHI include the U.S. Army, Navy, Air Force and Marine Corp.; Defense Advanced Research Projects Agency; Northrop Grumman; General Dynamics; and BAE Systems. CHI is broadly focused on command and control applications in the land and air systems domain. CHI’s head office is in Fort Washington, Pennsylvania, with branch offices in Orlando, Florida and San Diego, California.
2.2  Date of Acquisition
        December 14, 2005
2.3  Consideration
        The total consideration we paid for the issued and outstanding shares of CHI was approximately U.S.$9,000,000, of which U.S.$8,101,780 was paid in cash and the balance of

U.S.$898,220 paid and satisfied by the issuance from treasury of 1,067,975 fully paid and non-assessable common shares without par value of OSI to certain of the CHI shareholders. The total consideration in Canadian dollars was approximately CDN$10,425,600, of which CDN$9,385,102 was paid in cash, with the balance of $1,040,498 paid and satisfied by the issuance of the shares described above.
     The cash portion of the purchase price was funded from the proceeds of a private placement which we completed in April of 2005, which consisted of 19,500 units for gross proceeds of CDN$19,500,195. Each unit was comprised of 20 Class B Series 2 Preference Shares and 588 share purchase warrants. The Preference Shares entitle the holders to receive a fixed preferential cumulative 7% dividend payable semi-annually. Each Preference Share is convertible at the option of the holder at any time into 58.82353 common shares, calculated by dividing the issue price of CDN$50.00 for each Preference Share by the conversion price of CDN$0.85. Each warrant entitles the holder to purchase one common share at the exercise price of CDN$0.85 for a period of 5 years
2.4 Effect on Financial Position
     We do not have any plans or proposals for material changes in our business affairs or in the affairs of CHI which may have a significant effect on our results of operations and financial position.
2.5 Prior Valuations
     We did not obtain any valuation opinion with respect to CHI.
2.6 Parties to Transaction
     All of the parties to the acquisition of CHI were arms’ length with us and none was an informed person, associate or affiliate of OSI.
2.7 Date of Report
     February 27, 2006.
Item 3 Financial Statements
     The following financial statements are appended to and constitute an integral part of this report:
(i)	audited financial statements for CHI for its last two financial years ended September 30, 2005 and September 30, 2004;

(ii)	a pro forma consolidated balance sheet of OSI as of November 30, 2005 that gives effect to the acquisition of CHI as if the acquisition had taken place on December 1, 2004;

(iii)	a pro forma consolidated statement of earnings (loss) of OSI that gives effect to the CHI acquisition as at November 30, 2005 as if the acquisition took place at the start of OSI’s fiscal 2004/2005;

(iv)	pro forma consolidated earnings (loss) per share based on the pro forma statement of earnings (loss) referred to above and

(v)	a compilation report accompanying the pro forma consolidated financial statements of OSI dated February 27, 2006

Offshore Systems International Ltd.
Pro forma Consolidated Financial Statements
(Prepared in accordance with United States Generally Accepted Accounting Principles)
November 30, 2005
(expressed in Canadian dollars)

COMPILATION REPORT ON
PRO FORMA CONSOLIDATED
FINANCIAL STATEMENTS
To the Directors of
Offshore Systems International Ltd.
We have read the accompanying unaudited pro forma consolidated balance sheet of Offshore Systems International Ltd. (the “Company”) as at November 30, 2005 and unaudited pro forma consolidated statement of earnings (loss) for the year then ended and have performed the following procedures:
1.	Compared the figures in the columns captioned “OSI” to the audited financial statements of the Company as at November 30, 2005 and for the year then ended and found them to be in agreement.
2.	Compared the figures in the columns captioned “CHI” to the audited financial statements of CHI Systems Inc. as at September 30, 2005 and for the year then ended translated into Canadian dollars and found them to be in agreement.
3.	Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:
(a)	the basis for determination of the pro forma adjustments; and

(b)	whether the pro forma financial statements comply as to form in all material respects with the published requirements of Canadian securities legislation
     The officials:
(c)	described to us the basis for determination of the pro form adjustments, and

(d)	stated that the pro forma statements comply as to form in all material respects with the published requirements of Canadian securities legislation
4.	Read the notes to the pro form consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.
5.	Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned “OSI” and “CHI” as at November 30, 2005 and September 30, 2005 respectively, and for the years then ended, and found the amounts in the column captioned “pro forma consolidated” to be arithmetically correct.
A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Vancouver, Canada, February 27, 2006.	Chartered Accountants

Offshore Systems International Ltd.	U.S. GAAP
(Incorporated under the laws of the Province of British Columbia, Canada)
Pro forma Consolidated Balance Sheet
As at November 30, 2005
(expressed in Canadian dollars)	(Unaudited — see Compilation Report)

	OSI	CHI	Pro Forma	Note		Pro Forma
			Adjustments			Consolidated
Assets

Current assets
Cash and cash equivalents	$9,599,801	$773,594	$(9,385,102)	2		$988,293
Restricted cash	221,264	—	—			221,264
Marketable securities	—	583,700	—			583,700
Accounts receivable	11,002,470	1,540,771	—			12,543,241
Income taxes receivable	—	118,044	—			118,044
Inventory	1,094,634	—	—			1,094,634
Prepaid expenses and deposits	624,629	54,312	(335,500)	2		343,441

	22,542,798	3,070,421	(9,720,602)			15,892,617

Plant and equipment	1,015,057	276,648	—			1,291,705
Intangible and other assets	732,912	259,598	(43,213)	2, 3	(b,c)	949,297
Goodwill	481,014	—	8,786,480	2		9,267,494

	$24,771,781	$3,606,667	$(977,335)			$27,401,113

Liabilities and Stockholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	$3,919,534	$1,421,893	$(348,445)	2, 3	(e)	$4,992,982
Income taxes payable	284,833	—	—			284,833
Unearned revenue	530,321	294,683	—			825,004

	4,734,688	1,716,576	(348,445)			6,102,819

Deferred income taxes	230,806	46,696	—			277,502

	4,965,494	1,763,272	(348,445)			6,380,321

Capital stock

Issued and outstanding
Class A preference shares – Series A	30,262	1,216	(1,216)	2		30,262
Class B preference shares – Series 2	11,412,208	—				11,412,208
Common shares	22,832,892	231	864,829	2		23,697,952

	34,275,362	1,447	863,613			35,140,422

Warrants	5,207,234	—	—			5,207,234

Additional paid in capital	4,743,012	29,296	(29,296)	2		4,743,012

Accumulated deficit	(24,446,827)	1,818,194	(1,468,749)	2, 3	(b)	(24,127,382)

Accumulated other comprehensive income	27,506	(5,542)	5,542	2		27,506

	19,806,287	1,843,395	(628,890)			21,020,792

	$24,771,781	$3,606,667	$(977,335)			$27,401,113

See accompanying notes to the pro forma consolidated financial statements

Offshore Systems International Ltd.	U.S. GAAP
Pro forma Consolidated Statement of Earnings (Loss)
For the year ended November 30, 2005
(expressed in Canadian dollars)	(Unaudited — see Compilation Report)

	OSI	CHI	Pro Forma	Note		Pro Forma
			Adjustments			Consolidated
Revenue
Engineering services	$—	$13,925,757	$—			$13,925,757
Systems and system components	5,665,590	—	—			5,665,590
Software	3,898,423	—	—			3,898,423
Geomatics	3,535,907	—	—			3,535,907
Other	327,520	—	—			327,520

	13,427,440	13,925,757	—			27,353,197

Cost of sales	6,932,421	12,073,470	—			19,005,891

Gross profit	6,495,019	1,852,287	—			8,347,306

Expenses
General and administrative	4,763,190	1,304,862	(623,445)	3	(d)	5,444,607
Research and development	2,023,180	—	—			2,023,180
Sales and marketing	2,864,282	326,215	—			3,190,497
Depreciation and amortization	300,286	—	274,000	3	(c)	574,286
Interest expense	28,537	—	—			28,537
Interest income	(187,751)	(17,404)	—			(205,155)
Foreign exchange loss	122,310	—	—			122,310
Technology Partnerships Canada royalty	298,289	—	—			298,289
Technology Partnerships Canada contribution	(1,337,770)	—	—			(1,337,770)

	8,874,553	1,613,673	(349,445)			10,138,781

Net earnings (loss) before income taxes	(2,379,534)	238,614	349,445			(1,791,475)

Income tax expense (recovery)
Deferred income tax expense (recovery)	858,407	(12,162)	—			846,245
Current income tax expense	173,253	112,766	—			286,019

	1,031,660	100,604	—			1,132,264

Net earnings (loss)	$(3,411,194)	$138,010	$623,445			$(2,923,739)

Net earnings (loss) attributable to common shareholders	$(10,249,981)					$(9,762,526)

Earnings (loss) per share
Basic	$(0.37)					$(0.34)
Diluted	$(0.37)					$(0.34)

Weighted average number of common shares outstanding
Basic	27,989,832					29,057,807
Diluted	27,989,832					29,057,807
See accompanying notes to the pro forma consolidated financial statements

Offshore Systems International Ltd.	U.S. GAAP
Notes to the Pro Forma Consolidated Financial Statements
November 30, 2005
(expressed in Canadian dollars)	(Unaudited — see Compilation Report)
1	Basis of presentation

The accompanying unaudited pro forma consolidated financial statements of Offshore Systems International Ltd. (the “Company”) have been prepared to reflect the acquisition of all the issued and outstanding shares of CHI Systems Inc. (“CHI”) by the Company.

The accompanying unaudited pro forma consolidated financial statements have been prepared by management of the Company using the accounting policies disclosed in the annual audited consolidated financial statements of the Company. In the opinion of management of the Company, the unaudited pro forma consolidated financial statements include all adjustments necessary for the fair presentation of the transactions noted above in accordance with United States generally accepted accounting principles (US GAAP).

The unaudited pro forma consolidated financial statements have been prepared from the historical audited consolidated financial statements of the Company for the year ended November 30, 2005 and the historical audited financial statements of CHI for the year ended September 30, 2005. The unaudited pro forma consolidated financial statements have been prepared as if the acquisition occurred on December 1, 2004.

The Pro Forma Statements have been prepared using the following information and should be read in conjunction with the statements listed below:

a)Audited consolidated financial statements of the Company for the year ended November 30, 2005;

b)Audited financial statements of CHI Systems Inc. for the year ended September 30, 2005. The CHI financial statements were translated into Canadian dollars as follows: balance sheet at the foreign exchange rate on November 30, 2005 of Canadian $1.1674 for $US1.00 and the statement of earnings (loss) at the average rate to the year ended November 30, 2005 of Canadian $1.2162 for US$1.00; and

c)Such other supplementary information as was considered necessary to reflect the acquisition.

The unaudited pro forma consolidated financial statements are not intended to represent or be indicative of the consolidated results of operations that would have occurred if the transactions had been in effect on the dates indicated or of the operating results that may be obtained in the future.

In the preparation of these pro forma consolidated statements, the purchase consideration has been allocated on a preliminary basis to the fair value of assets acquired and liabilities assumed based on management’s best estimates and taking into account all relevant information available at the time these statements were prepared. The Company expects that the actual amounts for each of the fair values of the assets and liabilities acquired will vary from the pro forma amounts and that the variation may be material. The allocation of the purchase price and the amortization periods are preliminary as the Company is in the process of finalizing the valuation of certain assets and completing the independent third party valuation.

Certain elements of the CHI financial statements have been reclassified to provide a consistent classification format.

2	Acquisition of CHI Systems Inc.

On December 14, 2005, the Company completed the acquisition of all of the issued and outstanding shares of CHI. The consideration paid included approximately $9,385,000 (US$8,101,780) in cash and 1,067,975 common stock of the Company.

The acquisition was accounted for using the purchase method whereby assets acquired and liabilities assumed were recorded at their fair market prices at the date of acquisition. For purposes of computing the purchase price, the value of the common stock was determined by taking the closing price of the company’s

Offshore Systems International Ltd.	U.S. GAAP
Notes to the Pro Forma Consolidated Financial Statements
November 30, 2005
(expressed in Canadian dollars)	(Unaudited — see Compilation Report)
common stock as quoted on the TSX Exchange for the two days before, the day of and the two days following the announcement of the signing of the share purchase agreement between the Company and CHI’s shareholders.
The following sets forth the purchase price and its allocation to the tangible and intangible assets acquired. The overall purchase price allocation set below is preliminary and will be finalized in the Company’s fiscal fourth quarter of 2006. The final allocations may differ materially from the preliminary allocations presented below.

Assets
Current assets	$3,032,810
Equipment	273,259
Intangible assets and other assets	487,204
Goodwill	8,779,955

Total assets acquired	12,573,228

Liabilities
Current liabilities not including deferred tax liabilities	1,666,442
Deferred tax liabilities – long term	46,124

Total liabilities assumed	$1,712,566

Net assets acquired (cash and common share consideration)	$10,250,162

Direct acquisition costs incurred by the Company	610,500

Total acquisition costs	10,860,662

Less fair value of net identifiable assets acquired	2,080,707

Goodwill	$8,779,955

Cash of acquired operations	$1,340,668

Goodwill represents the shares and cash paid to CHI (purchase price) less the fair value of the net assets of CHI and the value attributed to the CHI’s intangible assets. The goodwill resulting from the purchase of CHI has an indefinite life and will not be amortized. Goodwill will be reviewed for possible impairment at least annually or more frequently upon the occurrence of an event or when circumstances indicate. The fair values of the assets acquired, including goodwill, and liabilities assumed in the acquisition have been “pushed down” to CHI resulting in foreign currency revaluation at each reporting date.
The Company has not yet determined the fair value of all identifiable assets and liabilities acquired, the amount of the purchase price that may be allocated to goodwill, or the complete impact of applying purchase accounting on the pro forma consolidated statement of earnings (loss). Upon consummation of the acquisition of CHI, the fair value of all identifiable assets and liabilities acquired as well as any goodwill arising upon the acquisition will be determined. On completion of valuations, with a corresponding adjustment to the historic carrying amounts of plant and equipment, or on recording of any finite life intangible assets on acquisition, these adjustments will impact the measurement of amortization recorded in consolidated statements of earnings (loss) for the Company for periods after the date of acquisition. No pro forma adjustments have been reflected for any changes in deferred tax assets or liabilities that would result from recording CHI’s identifiable assets and liabilities at fair value as the process of estimating the fair value of identifiable assets and liabilities is not complete.

Offshore Systems International Ltd.	U.S. GAAP
Notes to the Pro Forma Consolidated Financial Statements
November 30, 2005
(expressed in Canadian dollars)	(Unaudited — see Compilation Report)
3	Pro Forma Assumptions and Adjustments

The unaudited pro forma consolidated financial statements give effect to the following assumptions and adjustments:
a)	The purchase price was determined to be $10,860,662 comprised of cash and shares (see Note 2) as well as direct acquisition costs of $610,500.

b)	The Company estimated the fair value of the intangible assets acquired exceeded the book value by $230,787 comprised of patents, customer backlog and customer relationships.

c)	The excess amortization of $274,000 represents the amortization of $244,000 of the customer backlog and customer relationships for the first year after the acquisition and an additional $30,000 of amortization for patents reflecting the reduction in amortization period to five years.

d)	Record reversal of extra-ordinary bonuses of $623,445 to CHI’s senior management accrued in fiscal 2005.

e)	Accounts payable and accrued liabilities have been adjusted for the acquisition costs yet to be incurred of $275,000 less the extra-ordinary bonus in Note 3(d) of $623,445.
4	Pro Forma Loss Per Share

The calculation of pro forma basic and diluted loss per share is based upon the weighted average number of common shares that would have been outstanding, assuming 1,067,975 common shares comprising the purchase consideration, were issued on December 1, 2004.

Financial Statements
CHI Systems Inc.
September 30, 2005 and 2004

REPORT OF INDEPENDENT AUDITORS
To the Directors of
CHI Systems Inc.
We have audited the balance sheets of CHI Systems Inc. as at September 30, 2005 and 2004 and the statements of earnings, stockholders’ equity and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CHI Systems Inc. as at September 30, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Vancouver, Canada,
February 22, 2006.	Chartered Accountants

CHI Systems Inc.
BALANCE SHEETS

As at September 30	(in United States dollars)

	2005	2004
	$	$

ASSETS [note 9]
Current
Cash and cash equivalents	662,664	842,770
Marketable securities [note 3]	500,000	—
Accounts receivable [note 4]	1,319,831	1,551,424
Income taxes receivable	101,117	—
Prepaid expenses	46,524	89,890

Total current assets	2,630,136	2,484,084

Plant and equipment, net [note 5]	236,978	305,086
Patents, net [note 6]	174,856	161,191
Deposits	47,517	47,517

	459,351	513,794

	3,089,487	2,997,878

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current
Accounts payable	391,184	354,891
Accrued payroll and related costs	826,818	703,552
Deferred revenue	252,427	340,602
Income taxes payable	—	116,656

Total current liabilities	1,470,429	1,515,701

Commitments [note 11]
Deferred tax liabilities [note 7]	40,000	50,000

Stockholders’ equity
Common stock Class A (voting) — authorized, 100,000 shares of $.01 par value issued, 19,800 shares	198	198
Class B (non-voting) — authorized, 15,000 shares of $1 par value; issued and outstanding, 1,042 shares [2004 - 282 shares]	1,042	282
Additional paid-in capital	121,401	88,752
Retained earnings	1,552,723	1,439,251
Less treasury stock - 2,700 Class A shares at cost [note 12]	(96,306)	(96,306)

	1,579,058	1,432,177

	3,089,487	2,997,878

See accompanying notes

CHI Systems Inc.
STATEMENT OF EARNINGS

Year ended September 30	(in United States dollars)

	2005	2004
	$	$

Revenue	11,449,775	11,697,921

Cost of sales	9,926,823	10,101,215

Gross profit	1,522,952	1,596,706
Selling, general and administrative	1,341,074	1,125,350
Interest income	14,310	9,840

Net earnings before income taxes	196,188	481,196

Income taxes [note 7]
Current	92,716	182,568
Deferred	(10,000)	(8,000)

	82,716	174,568

Net earnings	113,472	306,628

See accompanying notes

CHI Systems Inc.
STATEMENT OF STOCKHOLDERS’ EQUITY AND RETAINED EARNINGS

Year ended September 30	(in United States dollars)

					Additional		Class A
	Common Stock Class A		Common Stock Class B		Paid-In	Retained	Shares
	Shares	Amount	Shares	Amount	Capital	Earnings	Repurchased	Total
	#	$	#	$	$	$	$	$`

Balance at October 1, 2003	19,800	198	67	67	79,068	1,132,623	(96,306)	1,115,650
Exercise of common stock options	—	—	215	215	9,684	—	—	9,899
Net earnings for the year	—	—	—	—	—	306,628	—	306,628

Balance at September 30, 2004	19,800	198	282	282	88,752	1,439,251	(96,306)	1,432,177
Exercise of common stock options	—	—	760	760	32,649	—	—	33,409
Net earnings for the year	—	—	—	—	—	113,472	—	113,472

Balance at September 30, 2005	19,800	198	1,042	1,042	121,401	1,552,723	(96,306)	1,579,058

See accompanying notes

CHI Systems Inc.
STATEMENT OF CASH FLOWS

Year ended September 30	(in United States dollars)

	2005	2004
	$	$

OPERATING ACTIVITIES
Net earnings	113,472	306,628
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities
Depreciation and amortization	142,231	159,452
Deferred income taxes	(10,000)	(8,000)
Changes in assets and liabilities
Accounts receivable	231,593	(261,798)
Prepaid expenses and other assets	43,366	10,223
Accounts payable	36,291	(167,876)
Accrued payroll and related costs	123,266	(449,536)
Deferred revenue	(88,175)	104,683
Income taxes	(217,773)	197,756

Cash provided by (used in) operating activities	374,271	(108,468)

INVESTING ACTIVITIES
Property and equipment expenditures	(62,216)	(97,735)
Patent and trademark expenditures	(25,570)	(36,112)
Purchase of marketable securities	(500,000)	—

Cash used in investing activities	(587,786)	(133,847)

FINANCING ACTIVITIES
Proceeds from issuance of common stock	33,409	9,899

Cash provided by financing activities	33,409	9,899

Decrease in cash and cash equivalents	(180,106)	(232,416)
Cash and cash equivalents, beginning of year	842,770	1,075,186

Cash and cash equivalents, end of year	662,664	842,770

Supplemental disclosure of cash flow information
Cash paid during the year for income taxes	310,250	12,547

See accompanying notes

CHI Systems Inc.
NOTES TO FINANCIAL STATEMENTS

September 30, 2005 and 2004	(in United States dollars)
1. NATURE OF OPERATIONS
CHI Systems Inc. (the “Company”) conducts research and development studies into new and innovative technologies and business processes to improve human work performance in complex work environments. The Company works primarily in the U.S. defense aerospace R&D market and secondarily healthcare information management R&D market. Their primary business lines are: Command, Control, Communications, Computing, Intelligence, Surveillance and Reconnaissance (C4ISR); Advanced Training Systems Technology, and Human-System Integration engineering. The Company utilizes its patented and patent pending technologies and business processes called iGEN® and C3CORE to provide demonstrations of advanced capabilities to meet their customers’ long-term decision support, training, and human-computer interface needs. iGEN® is a toolset and method for prototyping intelligent software agents that emulate human decision-making and problem-solving skills, e.g., as synthetic characters in training simulations. C3CORE is a component-based, plug-and-play software prototyping toolset and method for prototyping advanced concepts for C4ISR. CHI Systems has been in business since 1985 and is headquartered in Philadelphia, PA with offices in San Diego, CA and Orlando, FL.
The Company has been purchased effective December 14, 2005 [see note 13].
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Cash and cash equivalents
The Company considers highly liquid investment instruments with an original maturity of three months or less to be cash equivalents. Cash balances at times exceed federally insured limits.
Marketable securities
Marketable securities consist of municipal obligations carried at fair value and classified as available for sale.
Financial instruments
The Company’s financial instruments consist of cash and cash equivalents, marketable securities, accounts receivable, accounts payable and accrued payroll and related costs, all of which approximate their carrying values due to their short-term nature.

CHI Systems Inc.
NOTES TO FINANCIAL STATEMENTS

September 30, 2005 and 2004	(in United States dollars)
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d.)
Revenue and accounts receivable
Revenue is recognized using the percentage of completion method of accounting, whereby revenue and profit in the year are based on the ratio of costs incurred to total estimated costs of the project. Costs include all direct costs including labor and subcontracting costs as well as certain indirect costs.
Unbilled revenue is revenue that has been recognized using the percentage of completion method of accounting less amounts billed to the customer. Unbilled revenue is reduced when customers are invoiced and the respective accounts receivable is recorded.
Deferred revenue is amounts that have been billed to the customer but have not been recognized in revenue.
Plant and equipment
Plant and equipment are recorded at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the assets, as follows:

Furniture and fixtures	5 years
Computer equipment	3 years
Leasehold improvements	Remaining lease term
Patents
Patent costs are capitalized and amortized upon grant of the related patent or trademark over its estimated economic life (generally 10 years), but in no event longer than the remaining legal life. In the event the patent or trademark is not granted, the related costs are written off at that time.
Income taxes
The Company accounts for income taxes using the liability method of tax allocation. Under the liability method, deferred income tax assets and liabilities are determined based on differences between their financial reporting and tax basis and are measured using enacted tax rates and laws expected to be in effect when the differences are expected to reverse. The Company provides a valuation allowance against deferred tax assets to the extent that the Company does not consider them to be more likely than not of being realized.

CHI Systems Inc.
NOTES TO FINANCIAL STATEMENTS

September 30, 2005 and 2004	(in United States dollars)
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d.)
Stock-based compensation
The Company accounts for stock based compensation in accordance with the intrinsic value method of the Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees”, and has adopted only the disclosure provisions of SFAS No. 123, “Accounting or Stock-Based Compensation”, to present the fair value of grants under the Company’s existing stock-based compensation plan to employees. APB No. 25 requires compensation cost for stock-based employee compensation plans to be recognized over the vesting period based on the difference, if any, between the quoted market price of the Company’s stock as of the grant date and the amount an employee must pay to acquire the stock. All options are granted with an exercise price equal to the market value of the stock on the date of grant. Accordingly, no compensation has been recognized for grants made under the stock option plan.
Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.
3. MARKETABLE SECURITIES
At December 31, 2005, marketable securities consisted of municipal obligations carried at fair value (approximates cost).
4. ACCOUNTS RECEIVABLE
Most of the Company’s customers are departments and agencies of the U.S Government, or contractors with the U.S. Government. No allowance for doubtful accounts is considered necessary. At September 30, 2005 and 2004, unbilled revenue included in accounts receivable was $268,000 and $225,000, respectively.

CHI Systems Inc.
NOTES TO FINANCIAL STATEMENTS

September 30, 2005 and 2004	(in United States dollars)
5. PLANT AND EQUIPMENT

		Accumulated	Net Book
	Cost	Amortization	Value
	$	$	$

2005
Furniture and fixtures	441,540	324,654	116,886
Computer equipment	716,014	633,670	82,344
Leasehold improvements	88,079	50,331	37,748

	1,245,633	1,008,655	236,978

2004
Furniture and fixtures	427,940	271,970	155,970
Computer equipment	673,058	567,076	105,982
Leasehold improvements	82,419	39,285	43,134

	1,183,417	878,331	305,086

6. PATENTS

	2005	2004
	$	$

Patents	209,321	183,749
Less accumulated amortization	(34,466)	(22,558)

	174,855	161,191

CHI Systems Inc.
NOTES TO FINANCIAL STATEMENTS

September 30, 2005 and 2004	(in United States dollars)
7. INCOME TAXES
The net deferred tax liability consists of the following:

	2005	2004
	$	$

Property and equipment	40,000	50,000
A reconciliation of the statutory federal income tax rate with the Company’s effective income tax rate is as follows:

	2005*	2004*
	$	$

Expected provision for income taxes	68,677	167,405
State taxes, net of federal benefit	20,904	18,954
Surtax exemption	(6,865)	—
Other	—	(11,791)

	82,716	174,568

*	Expected statutory rate is 34%.
8. STOCK OPTION PLAN
The Company adopted a 1998 Stock Option Plan which authorized the granting of stock options to employees and directors for up to 3,230 shares of Class B common stock. Options generally become exercisable over a four-year period from the date of the grant. The option price per share may not be less than the fair market value of the Class B common stock at the time the option is granted.

CHI Systems Inc.
NOTES TO FINANCIAL STATEMENTS

September 30, 2005 and 2004	(in United States dollars)
8. STOCK OPTION PLAN (cont’d)
Option transactions are summarized below:

		Weighted
	Number of	Average
	Shares	Exercise Price
	#	$

Outstanding at October 1, 2003	2,773	54.50
Exercised	(215)	46.04

Outstanding at September 30, 2004	2,558	55.21
Exercised	(760)	43.96
Expired	(290)	50.13
Additional options granted	501	86.79

Outstanding at September 30, 2005	2,009	68.07

Exercisable at September 30, 2004	1,708	51.90

Exercisable at September 30, 2005	1,193	63.35

Had the Company been using the fair value approach set forth in SFAS 123, the Company would have recorded an additional $5,000 [2004 — $nil] of general and administrative expense. The fair value was estimated using the Black-Scholes option pricing model using the following assumptions: risk-free interest rate of 5%, 0% volatility as the Company is a private company, a 4 year expected option life and 0% dividend yield.
9. LINE OF CREDIT
The Company has a $600,000 bank line of credit expiring April 30, 2007. Borrowings bear interest at prime plus 0.5% per annum, are collateralized by substantially all Company assets, and are guaranteed by the principal stockholders. There was no balance outstanding at September 30, 2005 or 2004.
10. RETIREMENT PLAN
The Company has a qualified 401(k) plan for all eligible employees. The Company matches the employees’ contributions to a maximum of 3% of compensation. An additional contribution may be made at the discretion of the Company. Contributions to the plan for 2005 and 2004 amounted to $149,083 and $119,910, respectively.

CHI Systems Inc.
NOTES TO FINANCIAL STATEMENTS

September 30, 2005 and 2004	(in United States dollars)
11. COMMITMENTS
The Company leases office space, automobiles and office equipment under various operating leases through May 2013. Future minimum lease payments required under operating leases that have initial or remaining non-cancellable terms in excess of one year are as follows:

$

2006	272,279
2007	217,130
2008	212,133
2009	217,466
2010	223,391
Thereafter	624,153

1,766,552

Rent expense for the years ended September 30, 2005 and 2004 was $368,888 and $364,461, respectively.
As a result of the acquisition of the Company by Offshore Systems International Limited [note 12], all the stock options became exercisable as of December 14, 2005.
12. REPURCHASED CLASS A SHARES
The Company had repurchased 2,700 Class A shares from employees. These shares were never cancelled and as a result are treated as a reduction to stockholders’ equity.
13. SUBSEQUENT EVENT
On December 14, 2005, the Company was acquired by Offshore Systems International Ltd. (OSI), an unrelated company that designs, develops and markets software and systems for enhancing situational awareness in command, control and intelligence applications for commercial and military customers. OSI is a public company headquartered in Vancouver, Canada with its common shares listed on the Toronto Stock Exchange and on the OTC Bulletin Board.
Under the terms of the agreement, OSI paid approximately $9 million for all of the outstanding shares of the Company, of which approximately US$8.1 million was paid in cash, with the balance paid by the issuance of 1,067,975 OSI Common Shares.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	“Ken Kirkpatrick”

	Title:	President & CEO

Date: February 28, 2006